UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

GSK plc

Total Voting Rights and Capital

In conformity with the Financial Conduct Authority's Disclosure Guidance and Transparency Rule 5.6.1R, GSK plc (the 'Company') hereby notifies the market of the following:

The Company's issued share capital as at 31 October 2025 consisted of 4,315,423,599 shares of 31 ¼ pence each ('Ordinary Shares'), of which 254,768,344 Ordinary Shares were held in Treasury.

Therefore, the total number of voting rights in the Company is 4,060,655,255. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

Notifications may be sent to company.secretary@gsk.com.

V A Whyte
Company Secretary

3 November 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: November 03, 2025

By:/s/ VICTORIA WHYTE--------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc